UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number 1-3146

SOUTHWESTERN ELECTRIC POWER COMPANY
(Exact name of registrant as specified in its charter)

1 Riverside Plaza, Columbus, OH 43215, Telephone (614)716-1000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

4.28% Cumulative Preferred Stock, Voting, $100 par value
4.65% Cumulative Preferred Stock, Voting, $100 par value
5.00% Cumulative Preferred Stock, Voting, $100 par value

 (Title of each class of securities covered by this Form)

Section 13(a): None. Section 15(d): See Schedule A.
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:
Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	⁪
Rule 12h-3(b)(1)(i)	⁪
Rule 12h-3(b)(1)(ii)	⁪
Rule 15d-6	⁪

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934 Southwestern Electric Power Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 6, 2011	By: /s/ Thomas G. Berkemeyer
Name: Thomas G. Berkemeyer
Title: Assistant Secretary

Schedule A

Senior Note, Series C	5.375%	due 2015
Senior Note, Series D	4.90%	due 2015
Senior Note, Series E	5.55%	due 2017
Senior Note, Series F	5.875%	due 2018
Senior Note, Series G	6.45%	due 2019
Senior Note, Series H	6.20%	due 2040